July 20, 2005



Ms. Courtney Cowgill
Chief Financial Officer
Oceanic Exploration Company
7800 East Dorado Place, Suite 250
Englewood, CO 80111


	Re:	Oceanic Exploration Company
		Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 24, 2005
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
      Filed May 12, 2005
      Response Letter Dated July 1, 2005
		File No. 1-08521


Dear Ms. Cowgill:

      We have reviewed your response letter and have the following comment. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Consolidated Financial Statements

Consolidated Balance Sheets

1. We have given consideration to your response to prior comment five and are unable to agree with your interpretation of paragraphs 34 and
35 of FASB Statement of Concepts 6. You state that you "consider the contra-cash account to be a "valuation" account." However, we continue to believe that cash held in your functional currency is not subject to changes in fair value and a valuation account is not applicable. Please provide the journal entries you booked to create the contra-asset and tell us when these entries were recorded.

Closing Comments

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,


      Jill S. Davis
								Branch Chief
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Ms. Cowgill
Oceanic Exploration Company
July 20, 2005
Page 1




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